FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending July 2013

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of changes in interests in the American Depositary Shares (ADSs) of GlaxoSmithKline plc in respect of the under-mentioned Person Discharging Managerial Responsibility (PDMR) on 31 July 2013:-

PDMR	GSK Share Option Plan
Mr W C Louv
Exercise of option over 2,276 ADSs, granted on 28 October 2003 under the GlaxoSmithKline Share Option Plan at a price of $43.92 per ADS, and sale of 2,276 ADSs at a price of $51.137 per ADS.

Exercise of option over 22,724 ADSs, granted on 28 October 2003 under the GlaxoSmithKline Share Option Plan at a price of $43.92 per ADS, and sale of 22,724 ADSs at a price of $51.15 per ADS.

The Company and the above-mentioned person were advised of this information on 31 July 2013.

This notification relates to transactions notified in accordance with Disclosure Rule 3.1.4R(1)(a).

S M Bicknell
Company Secretary

31 July 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: July 31, 2013

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc